Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $600,000 Autocallable Buffered Nasdaq-100 Index®-Linked Notes due 2024 guaranteed by The Goldman Sachs Group, Inc.

This pricing supplement addendum relates to $600,000 principal amount of notes that were offered pursuant to the accompanying pricing supplement no. 6,738 dated June 23, 2022, referred to as the accompanying pricing supplement (CUSIP no: 40057MF20; ISIN no. US40057MF204).

The following paragraph reflects amended information and replaces, in its entirety, the second paragraph under “Estimated Value of Your Notes” on page PS-2 of the accompanying pricing supplement. The amendment shows the corrected time period during which Goldman Sachs & Co. LLC (GS&Co.) will pay the remaining additional amount (in addition to the then current estimated value of your notes), if it buys or sells the notes, as specified below. The amended paragraph below should be read in conjunction with the accompanying pricing supplement (except for the paragraph being replaced), the accompanying general terms supplement no. 2,913 dated June 17, 2021, the accompanying underlier supplement no. 27 dated April 26, 2022, the accompanying prospectus supplement dated March 22, 2021 and the accompanying prospectus dated March 22, 2021:

Prior to June 23, 2023, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through June 22, 2023). On and after June 23, 2023, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

You should read the additional disclosure in the accompanying pricing supplement to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-9 of the accompanying pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC	Citigroup Global Markets Inc.

Pricing Supplement No. 6,738 Addendum dated December 16, 2022

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC, or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement addendum and the accompanying documents listed below. This pricing supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●	Pricing supplement no. 6,738 dated June 23, 2022
●	General terms supplement no. 2,913 dated June 17, 2021
●	Underlier supplement no. 27 dated April 26, 2022
●	Prospectus supplement dated March 22, 2021
●	Prospectus dated March 22, 2021

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.